# Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the "Covered Persons"), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

## Executive Officers

| Name | Position | Business Address | Citizenship |
|------|----------|------------------|-------------|
| Laurence D. Fink | Chairman and Chief Executive Officer | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Robert S. Kapito | President | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Stephen Cohen | Senior Managing Director and Chief Product Officer | BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom | U.K. |
| Marc Comerchero | Managing Director, Chief Accounting Officer and Global Controller | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Robert L. Goldstein | Senior Managing Director and Chief Operating Officer | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Caroline Heller | Senior Managing Director and Global Head of Human Resources | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| J. Richard Kushel | Senior Managing Director and Head of the Portfolio Management Group | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Rachel Lord | Senior Managing Director and Head of International | BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom | U.K. |
| Christopher J. Meade | Senior Managing Director, Chief Legal Officer and General Counsel | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |
| Martin Small | Senior Managing Director and Chief Financial Officer | BlackRock, Inc. 50 Hudson Yards New York, NY 10001 | U.S. |

***Directors***

| Name | Principal Occupation or Employment | Business Address | Citizenship |
|------|-----------------------------------|------------------|-------------|
| Laurence D. Fink | BlackRock, Inc. - Chairman and Chief Executive Officer | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Robert S. Kapito | BlackRock, Inc. - President | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Pamela Daley | General Electric Company - Former Senior Vice President of Corporate Business Development | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Gregory J. Fleming | President and CEO of Rockefeller Capital Management | 45 Rockefeller Plaza<br>Floor 5<br>New York, NY 10111 | U.S. |
| William E. Ford | General Atlantic - Chairman and Chief Executive Officer | General Atlantic<br>Park Avenue Plaza<br>55 East 52nd Street, 33rd Fl<br>New York, NY 10055 | U.S. |
| Fabrizio Freda | The Estée Lauder Companies Inc. - President and Chief Executive Officer | Estée Lauder Companies<br>767 Fifth Avenue, 40th Fl<br>New York, NY 10153 | Italy & U.S. |
| Murry S. Gerber | EQT Corporation - Former Executive Chairman, Chairman, President and Chief Executive Officer | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Margaret "Peggy" L. Johnson | Agility Robotics, Inc. - Chief Executive Officer | Agility Robotics<br>32114 Mallard Ave<br>Tangent, OR 97389 | U.S. |
| Gregg R. Lemkau | BDT & MSD Partners – Co-Chief Executive Officer | 550 Madison Avenue, 21st Fl<br>New York, NY 10022 | U.S. |
| Cheryl D. Mills | BlackIvy Group LLC - President and Chief Executive Officer | BlackIvy Group LLC<br>2300 N Street NW<br>Suite 630<br>Washington DC 20037 | U.S. |
| Kathleen Murphy | Former President of Personal Investing at Fidelity Investments | 50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Amin H. Nasser | Saudi Arabian Oil Company - President and Chief Executive Officer | P.O. Box 5000, Dhahran, 31311,<br>Kingdom of Saudi Arabia | Saudi Arabia |
| Gordon M. Nixon | Royal Bank of Canada - Former President, Chief Executive Officer and Board Member | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | Canada |

| | | | |
|---|---|---|---|
| Adebayo Ogunlesi | Global Infrastructure Partners – Chairman and Chief Executive Officer | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. & Nigeria |
| Kristin Peck | Zoetis Inc. - Chief Executive Officer | Zoetis Inc.<br>10 Sylvan Way<br>Parsippany, NJ 07054 | U.S. |
| Charles H. Robbins | Cisco Systems, Inc. - Chairman and Chief Executive Officer | Cisco Systems, Inc.<br>300 West Tasman Drive<br>San Jose, CA 95134 | U.S. |
| Hans E. Vestberg | Verizon Communications Inc. - Chairman and Chief Executive Officer | Verizon Communications Inc.<br>1095 Avenue of the Americas<br>New York, NY 10036 | Sweden |
| Susan L. Wagner | BlackRock, Inc. - Former Vice Chairman | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | U.S. |
| Mark Wilson | Aviva plc - Former Chief Executive Officer; AIA Group Ltd - Former President and Chief Executive Officer | BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | New Zealand |